SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)*

Cambridge Heart, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
131910101
(CUSIP Number)
Louis Blumberg AFB Fund, LLC 2050 Center Avenue Fort Lee, New Jersey 07024 (201) 585-7770, ext. 16
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 131910101

1.	NAME OF REPORTING PERSON: AFB Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Yes ☐ No ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey

7.	SOLE VOTING POWER: 0 shares

8.	SHARED VOTING POWER: 5,265,168 shares(1)

9.	SOLE DISPOSITIVE POWER: 0 shares

10.	SHARED DISPOSITIVE POWER: 5,265,168 shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,265,168 shares(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes ☐ No ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.10%(1)

14.	TYPE OF REPORTING PERSON: OO

(1) Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other. The aggregate number of shares held by all three Reporting Persons is 5,581,668, or 8.58% of the class of common stock outstanding.

CUSIP NO.: 131910101

1.	NAME OF REPORTING PERSON: Louis Blumberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Yes ☐ No ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.	SOLE VOTING POWER: 0 shares

8.	SHARED VOTING POWER: 5,265,168 shares(1)

9.	SOLE DISPOSITIVE POWER: 0 shares

10.	SHARED DISPOSITIVE POWER: 5,265,168 shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,265,168 shares(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes ☐ No ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.10%(1)

14.	TYPE OF REPORTING PERSON: IN

(1) The shares of the Issuer are owned of record by AFB Fund, LLC.  The reporting person is the manager of AFB Fund, LLC and has the sole power to vote and dispose of the securities held by AFB Fund, LLC.  Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other.  The aggregate number of shares held by all three Reporting Persons is 5,581,668, or 8.58% of the class of common stock outstanding.

CUSIP NO.: 131910101

1.	NAME OF REPORTING PERSON: Laurence J. Blumberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Yes ☐ No ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.	SOLE VOTING POWER: 316,500 shares(1)

8.	SHARED VOTING POWER: 0 shares

9.	SOLE DISPOSITIVE POWER: 316,500 shares(1)

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 316,500 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes ☐ No ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.49%(1)

14.	TYPE OF REPORTING PERSON: IN

(1) Each of Laurence J. Blumberg, on the one hand, and Louis Blumberg and AFB Fund, LLC, on the other hand, disclaims beneficial ownership of the shares held by each other.  The aggregate number of shares held by all three Reporting Persons is 5,581,668, or 8.58% of the class of common stock outstanding.

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read as follows:

(a), (b), (c) This Amendment No. 9 to Schedule 13D is filed by  Louis Blumberg, AFB Fund, LLC (“AFB”) and Laurence J. Blumberg (collectively, the “Reporting Persons”).  This filing shall serve to amend and supplement the Schedule 13D filed jointly by Laurence J. Blumberg, Louis Blumberg and AFB Fund, LLC with the United States Securities and Exchange Commission (the “SEC”) on June 9, 2003, as amended by each of the Amendment No. 1 to Schedule 13D filed with the SEC on March 7, 2005, the Amendment No. 2 to Schedule 13D filed with the SEC on January 26, 2006, the Amendment No. 3 to Schedule 13D filed with the SEC on February 13, 2007, the Amendment No. 4 to Schedule 13D filed with the SEC on October 15, 2007, the Amendment No. 5 to Schedule 13D filed with the SEC on January 4, 2008, the Amendment No. 6 to Schedule 13D filed with the SEC on April 11, 2008, the Amendment No. 7 to Schedule 13D filed with the SEC on May 28, 2008, the Amendment No. 8 to Schedule 13D filed with the SEC on June 9, 2008, (the "Schedule 13D").

The principal business address of Louis Blumberg and AFB is 2050 Center Avenue, Fort Lee, New Jersey 07024. Louis Blumberg is the manager of AFB, a family limited liability company organized under the laws of the State of New Jersey. AFB is managed by its manager, and  as such, its manager Louis Blumberg has sole voting and dispositive power over the securities held by AFB. The principal business address of Laurence J. Blumberg, MD is P.O. Box 2219, Sag Harbor, New York 11932. Laurence J. Blumberg, MD is a former director of and consultant to the Issuer and the son of Louis Blumberg. Dr. Blumberg is a member of AFB, along with his siblings; they all have pecuniary interests, but not management rights, in AFB.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Louis Blumberg and Laurence J. Blumberg is a citizen of the United States. AFB is a New Jersey limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, Louis Blumberg and AFB may be deemed to beneficially own 5,265,168 Shares.

Louis Blumberg is deemed to beneficially own the 5,265,168 Shares held by AFB by virtue of his role as manager of AFB.

AFB may be deemed to beneficially own the 5,265,168 Shares that it holds.

The source of the funds for the purchase of the Shares beneficially owned by Louis Blumberg and AFB is AFB’s funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(e) are hereby amended and restated to read as follows:

(a)-(e) The aggregate percentage of the Issuer's Common Stock reported beneficially owned in the aggregate by Louis Blumberg and AFB, and individually by Laurence J. Blumberg, is based upon 65,037,421 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2008, as represented by the Issuer in its Form 10-Q filed with the SEC on November 7, 2008. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting and investment power with respect to shares.

As of the date hereof, Louis Blumberg and AFB may be deemed in the aggregate to be the beneficial owners of 5,265,168 Shares, representing 8.10% of the Issuer's Common Stock, based on the 65,037,421 Shares outstanding as of November 7, 2008.

As of the date hereof, Laurence J. Blumberg may be deemed to be the beneficial owner of 316,500 Shares, representing 0.49% of the Issuer's Common Stock, based on the 65,037,421 Shares outstanding as of November 7, 2008.

Schedule A annexed hereto lists all transactions in the Issuer's securities by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market.

The individual holdings of Louis Blumberg, AFB and Laurence J. Blumberg are set forth below.

Louis Blumberg

(a)-(e) As of the date hereof, Louis Blumberg may be deemed to be the beneficial owner of 5,265,168 Shares, representing 8.10% of the Issuer's Common Stock, based on the 65,037,421 Shares outstanding as of November 7, 2008.

Louis Blumberg has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,265,168 Shares to which this filing relates.

Louis Blumberg has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,265,168 Shares to which this filing relates.

The aforementioned Shares were acquired for investment purposes. Louis Blumberg on behalf of AFB through his position as manager of AFB, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Louis Blumberg on behalf of AFB as the manager of AFB, may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

AFB Fund, LLC

(a)-(e) As of the date hereof, AFB may be deemed to be the beneficial owner of 5,265,168 Shares, representing 8.10% of the Issuer's Common Stock, based on the 65,037,421 Shares outstanding as of November 7, 2008.

AFB has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,265,168 Shares to which this filing relates.

AFB has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,265,168 Shares to which this filing relates.

The aforementioned Shares were acquired for investment purposes. AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, AFB may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

Laurence J. Blumberg

(a)-(e) As of the date hereof, Laurence J. Blumberg may be deemed to be the beneficial owner of 316,500 Shares, representing 0.49% of the Issuer's Common Stock, based on the 65,037,421 Shares outstanding as of November 7, 2008.

Laurence J. Blumberg has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 316,500 Shares to which this filing relates.

Laurence J. Blumberg has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 316,500 Shares to which this filing relates.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2008
/s/ Louis Blumberg
Louis Blumberg

AFB Fund, LLC

By: /s/ Louis Blumberg
Name: Louis Blumberg
Title: Manager

/s/ Laurence J. Blumberg
Laurence J. Blumberg

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

I. AFB Fund, LLC and Louis Blumberg

Class of Security	Securities Sold	Price ($)	Date of Sale

Common Stock	50,000	$0.11	12/10/08
Common Stock	550,000	$0.0842	12/11/08
Common Stock	25,000	$0.105	12/12/08
Common Stock	25,000	$0.10	12/12/08

II. Laurence J. Blumberg

None.